Brookfield

2023
INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Brookfield Renewable Corporation

AS AT SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND FOR
THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	12	$513	$642
Restricted cash	13	45	44
Trade receivables and other current assets	14	1,086	1,321
Financial instrument assets	4	111	106
Due from related parties	17	961	615
Assets held for sale		—	698
		2,716	3,426
Financial instrument assets	4	342	481
Equity-accounted investments	11	554	451
Property, plant and equipment, at fair value	7	39,205	37,828
Intangible assets	3	7	208
Goodwill		807	723
Deferred income tax assets	6	56	70
Other long-term assets		114	101
Total Assets		$43,801	$43,288
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$628	$621
Financial instrument liabilities	4	207	270
Due to related parties	17	304	464
Non-recourse borrowings	8	1,027	1,299
Provisions		14	16
Liabilities directly associated with assets held for sale		—	217
BEPC exchangeable and class B shares	10	3,905	4,364
		6,085	7,251
Financial instrument liabilities	4	496	578
Non-recourse borrowings	8	12,743	12,416
Deferred income tax liabilities	6	5,740	5,263
Provisions		371	341
Other long-term liabilities		608	615
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	10,809	10,680
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	273	271
The partnership	10	6,676	5,873
Total Equity		17,758	16,824
Total Liabilities and Equity		$43,801	$43,288

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2023	2022	2023	2022
Revenues	17	$934	$896	$2,901	$2,822
Other income		95	9	147	79
Direct operating costs(1)		(388)	(293)	(1,000)	(880)
Management service costs	17	(26)	(37)	(94)	(132)
Interest expense	8	(308)	(264)	(929)	(747)
Share of earnings (loss) from equity-accounted investments	11	(7)	2	(7)	1
Foreign exchange and financial instruments (loss) gain	4	21	(68)	129	(98)
Depreciation	7	(320)	(288)	(953)	(870)
Other		3	(28)	14	(54)
Remeasurement of BEPC exchangeable and class B shares	10	1,393	603	710	774
Income tax (expense) recovery
Current	6	(7)	(31)	(79)	(98)
Deferred	6	(20)	16	(29)	(25)
		(27)	(15)	(108)	(123)
Net income		$1,370	$517	$810	$772
Net income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$29	$35	$240	$215
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	1	2	4	7
The partnership	9	1,340	480	566	550
		$1,370	$517	$810	$772
The accompanying notes are an integral part of these interim consolidated financial statements.
(1) Direct operating costs exclude depreciation expense disclosed below.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2023	2022	2023	2022
Net income		$1,370	$517	$810	$772
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	7	—	—	(49)	(2)
Actuarial (loss) gain on defined benefit plans		(3)	—	(8)	12
Deferred income taxes on above items		(8)	—	5	(5)
Unrealized gain on investments in equity securities	4	—	1	—	1
Total items that will not be reclassified to net income		(11)	1	(52)	6
Other comprehensive income (loss) that may be reclassified to net income:
Foreign currency translation		(6)	(476)	826	(529)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	4	3	4	168	(42)
Unrealized gain (loss) on foreign exchange swap net investment hedges	4	20	51	(21)	66
Reclassification adjustments for amounts recognized in net income	4	(7)	38	(87)	128
Deferred income taxes on above items		(7)	(17)	(17)	(56)
Equity-accounted investments	11	2	—	2	1
Total items that may be reclassified subsequently to net income		5	(400)	871	(432)
Other comprehensive income (loss)		(6)	(399)	819	(426)
Comprehensive income		$1,364	$118	$1,629	$346
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$84	$(240)	$818	$(163)
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	(3)	(8)	21	1
The partnership	9	1,283	366	790	508
		$1,364	$118	$1,629	$346

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at June 30, 2023	$(3,930)	$(1,335)	$10,587	$62	$5,384	$289	$10,821	$16,494
Net income	1,340	—	—	—	1,340	1	29	1,370
Other comprehensive income (loss)	—	(42)	(8)	(7)	(57)	(4)	55	(6)
Capital contributions	—	—	—	—	—	—	32	32
Disposals (Note 3)	—	—	—	—	—	—	(30)	(30)
Dividends declared	—	—	—	—	—	(13)	(103)	(116)
Other	1	(1)	7	2	9	—	5	14
Change in period	1,341	(43)	(1)	(5)	1,292	(16)	(12)	1,264
Balance, as at September 30, 2023	$(2,589)	$(1,378)	$10,586	$57	$6,676	$273	$10,809	$17,758

Balance, as at June 30, 2022	$(4,738)	$(1,507)	$10,101	$(44)	$3,812	$261	$9,755	$13,828
Net income	480	—	—	—	480	2	35	517
Other comprehensive income (loss)	—	(129)	—	15	(114)	(10)	(275)	(399)
Capital contributions	—	—	—	—	—	—	88	88
Disposal	—	—	—	—	—	(2)	(54)	(56)
Dividends declared	—	—	—	—	—	(7)	(244)	(251)
Other	1	(1)	(1)	1	—	2	(1)	1
Change in period	481	(130)	(1)	16	366	(15)	(451)	(100)
Balance, as at September 30, 2022	$(4,257)	$(1,637)	$10,100	$(28)	$4,178	$246	$9,304	$13,728
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2022	$(3,186)	$(1,582)	$10,615	$26	$5,873	$271	$10,680	$16,824
Net income	566	—	—	—	566	4	240	810
Other comprehensive income	—	201	(8)	31	224	17	578	819
Capital contributions	—	—	—	—	—	—	135	135
Disposal (Note 3)	34	—	(34)	—	—	—	(418)	(418)
Dividends declared	—	—	—	—	—	(17)	(420)	(437)
Other	(3)	3	13	—	13	(2)	14	25
Change in period	597	204	(29)	31	803	2	129	934
Balance, as at September 30, 2023	$(2,589)	$(1,378)	$10,586	$57	$6,676	$273	$10,809	$17,758

Balance, as at December 31, 2021	$(4,834)	$(1,568)	$10,125	$(56)	$3,667	$261	$10,297	$14,225
Net income	550	—	—	—	550	7	215	772
Other comprehensive income (loss)	—	(69)	(1)	28	(42)	(6)	(378)	(426)
Capital contributions	—	—	—	—	—	—	284	284
Disposal	27	—	(27)	—	—	(2)	(54)	(56)
Dividends declared	—	—	—	—	—	(16)	(1,042)	(1,058)
Other	—	—	3	—	3	2	(18)	(13)
Change in period	577	(69)	(25)	28	511	(15)	(993)	(497)
Balance, as at September 30, 2022	$(4,257)	$(1,637)	$10,100	$(28)	$4,178	$246	$9,304	$13,728
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2023	2022	2023	2022
Operating activities
Net income		$1,370	$517	$810	$772
Adjustments for the following non-cash items:
Depreciation	7	320	288	953	870
Unrealized financial instruments (gain) loss	4	(27)	128	(119)	212
Share of (earnings) loss from equity-accounted investments	11	7	(2)	7	(1)
Deferred income tax (recovery) expense	6	20	(16)	29	25
Other non-cash items		(56)	15	(27)	10
Remeasurement of BEPC exchangeable shares and class B shares	10	(1,393)	(603)	(710)	(774)
Dividends received from equity-accounted investments	11	4	—	6	2
		245	327	949	1,116
Changes in due to or from related parties		25	20	28	35
Net change in working capital balances		18	(57)	155	(286)
		288	290	1,132	865
Financing activities
Proceeds from non-recourse borrowings		516	258	1,212	2,591
Repayment of non-recourse borrowings	8	(483)	(229)	(1,485)	(1,906)
Capital contributions from non-controlling interests	9	32	88	135	284
Return of capital to non-controlling interests		(30)	(54)	(30)	(54)
Exchangeable share issuance		—	—	251	—
Distributions paid:
To participating non-controlling interests	9	(116)	(251)	(437)	(1,058)
Related party borrowings, net		(229)	172	(549)	181
		(310)	(16)	(903)	38
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity		—	—	(81)	—
Acquisition in equity-accounted investments		(4)	(48)	(7)	(48)
Investment in property, plant and equipment	7	(185)	(210)	(505)	(624)
Proceeds from disposal of assets		106	4	109	92
Proceeds from disposal of securities		31	—	134	—
Restricted cash and other		(1)	33	(25)	12
		(53)	(221)	(375)	(568)
Foreign exchange gain (loss) on cash		(10)	(21)	17	(38)
Cash and cash equivalents
Increase (decrease)		(85)	32	(129)	297
Net change in cash classified within assets held for sale		3	—	—	—
Balance, beginning of period		595	790	642	525
Balance, end of period		$513	$822	$513	$822
Supplemental cash flow information:
Interest paid		$272	$234	$872	$709
Interest received		$42	$7	$71	$18
Income taxes paid		$25	$14	$138	$47
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable power and sustainable solution assets primarily in North America, South America and Europe. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Corporation (“Brookfield Corporation” or together with its controlled subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Corporation, “Brookfield”) is our company’s ultimate parent.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s December 31, 2022 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2022 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of the company and authorized of issue on November 3, 2023.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a
Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. The company has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect on the consolidated statements of cash flows is an increase to the ending balance of Cash and cash equivalents by $257 million, and a decrease of $37 million and $141 million to cash used in investing activities, respectively, for the three and nine months ended September 30, 2022.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

International Tax Reform - Amendments to IAS 12 - Pillar Two model rules
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Developments (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” except for some targeted disclosure requirements which become effective for annual reporting periods on or after January 1, 2023. The Company has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
2. ACQUISITIONS
Brazil Wind Portfolio
On March 3, 2023, the company, together with its institutional partners, completed the acquisition of 100% interest in a 136 MW portfolio of wind assets in Brazil. The purchase price of this acquisition, including working capital and closing adjustments, was $95 million. The company holds an approximately 22.5% economic interest.
The preliminary purchase price allocations, at fair value, as at September 30, 2023, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil Wind Portfolio
Cash and cash equivalents	$10
Trade receivables and other current assets	9
Property, plant and equipment	125
Other non-current assets	19
Accounts payable and accrued liabilities	(16)
Current portion of non-recourse borrowings	(4)
Non-recourse borrowings	(46)
Provisions	(2)
Fair value of net assets acquired	95
Purchase price	$95

3. DISPOSAL OF ASSETS
On March 17, 2023, the company’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. The company retained its 22% interest in the investment and accordingly, did not receive proceeds from the sale. Subsequent to the completion of the sale, the company no longer consolidates this investment and recognized its interest as an equity-accounted investment. As a result of the disposition, the company derecognized $667 million of total assets and $191 million of total liabilities from the consolidated statements of financial positions. The company’s post-tax portion of the accumulated revaluation surplus of $34 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

On September 20, 2023, the company completed the sale of its 100% interest in a 95 MW portfolio of wind assets in Uruguay for proceeds of approximately $112 million ($29 million net to the company) net of transaction fees. As a result of the disposition, the company derecognized $238 million of total assets and $193 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $72 million ($18 million net to the company) recognized within Other income in the consolidated statements of income.

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table presents the company's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2023				December 31, 2022
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$513	$—	$—	$513	$642
Restricted cash(1)	77	—	—	77	68
Financial instrument assets(1)
IFRS 9 PPAs	—	—	5	5	1
Energy derivative contracts	—	44	—	44	33
Interest rate swaps	—	227	—	227	261
Foreign exchange swaps	—	9	—	9	—
Investments in equity securities	—	—	168	168	292
Property, plant and equipment	—	—	39,205	39,205	37,828
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	—	(158)	(158)	(189)
Energy derivative contracts	—	(138)	—	(138)	(231)
Interest rate swaps	—	(14)	—	(14)	(14)
Foreign exchange swaps	—	(99)	—	(99)	(61)
Tax equity	—	—	(294)	(294)	(353)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(2)	(3,905)	—	—	(3,905)	(4,364)
Non-recourse borrowing(1)	(1,685)	(11,780)	—	(13,465)	(12,847)
Total	$(5,000)	$(11,751)	$38,926	$22,175	$21,066
(1)Includes both the current amount and long-term amounts.
(2)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 10 –BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares, the BEPC class C shares meet certain qualifying criteria and are presented as equity.
There were no transfers between levels during the nine months ended September 30, 2023.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	September 30, 2023			December 31, 2022
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$44	$138	$(94)	$(198)
IFRS 9 PPAs	5	158	(153)	(188)
Interest rate swaps	227	14	213	247
Foreign exchange swaps	9	99	(90)	(61)
Investments in equity securities	168	—	168	292
Tax equity	—	294	(294)	(353)
Total	453	703	(250)	(261)
Less: current portion	111	207	(96)	(164)
Long-term portion	$342	$496	$(154)	$(97)
(a)   Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, distributed generation and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the interim consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income (loss).
(b)   Energy derivative contracts and IFRS 9 PPAs
The company has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(e)   Investments in debt and equity securities
The company’s investments in debt and equity securities consist of investments in securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income for the three and nine months ended September 30:

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Energy derivative contracts	$(45)	$(109)	$14	$(163)
IFRS 9 PPAs	42	(16)	42	(86)
Interest rate swaps	8	12	15	32
Foreign exchange swaps	5	40	(2)	75
Tax equity	19	30	43	92
Investments in equity securities	2	—	9	—
Foreign exchange gain (loss)	(10)	(25)	8	(48)
	$21	$(68)	$129	$(98)
The following table reflects the gains (losses) included in other comprehensive income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Energy derivative contracts	$(26)	$(41)	$164	$(212)
IFRS 9 PPAs	(5)	(17)	20	(70)
Interest rate swaps	18	59	(12)	238
Foreign exchange swaps	16	3	(4)	2
	3	4	168	(42)
Foreign exchange swaps - net investment	20	51	(21)	66
	$23	$55	$147	$24
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Energy derivative contracts	$3	$37	$(86)	$123
IFRS 9 PPAs	—	—	—	2
Interest rate swaps	—	1	—	3
Foreign exchange swaps	(10)	—	(1)	—
	$(7)	$38	$(87)	$128
5. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration and biomass) and 5) corporate. This best reflects the way in which the CODM reviews the results of the company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
The company uses Funds From Operations to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2023:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$291	$28	$33	$33	$—	$385	$(12)	$561	$934
Other income (loss)	4	28	—	1	3	36	—	59	95
Direct operating costs	(123)	(12)	(9)	(11)	(3)	(158)	7	(237)	(388)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	5	—	5
	172	44	24	23	—	263	—	383
Management service costs	—	—	—	—	(26)	(26)	—	—	(26)
Interest expense(1)	(65)	(8)	(10)	(7)	5	(85)	2	(164)	(247)
Current income taxes	(2)	—	1	—	—	(1)	—	(6)	(7)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(213)	(213)
Funds From Operations	105	36	15	16	(21)	151	—	—	364
Depreciation									(320)
Foreign exchange and financial instrument gain									21
Deferred income tax expense (recovery)									(20)
Other									3
Dividends on BEPC exchangeable shares(1)									(61)
Remeasurement of BEPC exchangeable and BEPC class B shares									1,393
Share of earnings from equity-accounted investments									(10)
Net income attributable to non-controlling interests									183
Net income attributable to the partnership									$1,340
(1)Share of loss from equity-accounted investments of $7 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $30 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $308 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2022:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	$252	$36	$53	$43	$—	$384	$(13)	$525	$896
Other income	6	4	15	—	(2)	23	—	(14)	9
Direct operating costs	(102)	(11)	(15)	(20)	(1)	(149)	8	(152)	(293)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	5	—	5
	156	29	53	23	(3)	258	—	359
Management service costs	—	—	—	—	(37)	(37)	—	—	(37)
Interest expense(1)	(47)	(8)	(13)	(6)	—	(74)	1	(136)	(209)
Current income taxes	(8)	—	—	—	—	(8)	—	(23)	(31)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(1)	—	(1)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(200)	(200)
Funds From Operations	101	21	40	17	(40)	139	—	—	339
Depreciation									(288)
Foreign exchange and financial instrument gain (loss)									(68)
Deferred income tax recovery (expense)									16
Other									(28)
Dividends on BEPC exchangeable shares(1)									(55)
Remeasurement of BEPC exchangeable and BEPC class B shares									603
Share of earnings from equity-accounted investments									(2)
Net income attributable to non-controlling interests									163
Net income attributable to the partnership									$480
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests of $37 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $264 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2023:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	939	107	122	102	—	1,270	(36)	1,667	2,901
Other income	19	34	20	6	19	98	(3)	52	147
Direct operating costs	(344)	(32)	(28)	(31)	(5)	(440)	17	(577)	(1,000)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	22	—	22
	614	109	114	77	14	928	—	1,142
Management service costs	—	—	—	—	(94)	(94)	—	—	(94)
Interest expense(1)	(195)	(21)	(38)	(16)	5	(265)	6	(490)	(749)
Current income taxes	(18)	(2)	(1)	—	—	(21)	—	(58)	(79)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(6)	—	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(594)	(594)
Funds From Operations	401	86	75	61	(75)	548	—	—	548
Depreciation									(953)
Foreign exchange and financial instrument gain									129
Deferred income tax expense (recovery)									(29)
Other									14
Dividends on BEPC exchangeable shares(1)									(180)
Remeasurement of BEPC exchangeable and BEPC class B shares									710
Share of earnings from equity-accounted investments									(23)
Net income attributable to non-controlling interests									350
Net income attributable to the partnership									566
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $244 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $929 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2022:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
Revenues	825	131	143	110	—	1,209	(38)	1,651	2,822
Other income	30	9	36	7	(2)	80	—	(1)	79
Direct operating costs	(318)	(38)	(39)	(53)	(3)	(451)	23	(452)	(880)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	15	—	15
	537	102	140	64	(5)	838	—	1,198
Management service costs	—	—	—	—	(127)	(127)	—	(5)	(132)
Interest expense(1)	(131)	(22)	(38)	(15)	(4)	(210)	4	(376)	(582)
Current income taxes	(27)	(1)	—	—	—	(28)	—	(70)	(98)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(747)	(747)
Funds From Operations	379	79	102	49	(136)	473	—	—	—
Depreciation									(870)
Foreign exchange and financial instrument gain (loss)									(98)
Deferred income tax recovery (expense)									(25)
Other									(54)
Dividends on BEPC exchangeable shares(1)									(165)
Remeasurement of BEPC exchangeable and BEPC class B shares									774
Share of earnings from equity-accounted investments									(10)
Net income attributable to non-controlling interests									525
Net income attributable to the partnership									550
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests of $222 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $747 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
As at September 30, 2023
Cash and cash equivalents	$87	$23	$56	$9	$—	$175	$(8)	$346	513
Property, plant and equipment, at fair value	14,079	1,607	1,284	1,072	—	18,042	(702)	21,865	39,205
Total assets	15,666	1,732	1,449	1,118	385	20,350	(220)	23,671	43,801
Total borrowings	2,882	525	961	225	—	4,593	(38)	9,215	13,770
Other liabilities	4,287	415	232	195	3,949	9,078	(220)	3,415	12,273
As at December 31, 2022
Cash and cash equivalents	$70	$49	$60	$18	$—	$197	$(7)	$452	642
Property, plant and equipment, at fair value	13,709	1,400	1,310	1,084	—	17,503	(557)	20,882	37,828
Total assets	15,604	1,595	1,447	1,138	307	20,091	(171)	23,368	43,288
Total borrowings	2,894	613	1,025	371	—	4,903	(161)	8,973	13,715
Other liabilities	4,363	342	138	38	4,436	9,317	(10)	3,442	12,749

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

Additional Segment Information
The following table presents consolidated revenue split by technology for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Hydroelectric	$597	$520	$1,862	$1,697
Wind	111	130	406	470
Utility-scale solar	169	174	459	468
Distributed energy & sustainable solutions	57	72	174	187
Total	$934	$896	$2,901	$2,822
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	September 30, 2023	December 31, 2022
North America	$22,280	$22,478
Colombia	9,785	8,264
Brazil	4,530	4,162
Europe	3,164	3,375
	$39,759	$38,279
6. INCOME TAXES
The company's effective income tax rate was 11.8% for the nine months ended September 30, 2023 (2022: 13.7% ). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
Property, plant and equipment, at fair value
As at December 31, 2022	$25,139	$4,875	$6,481	$241	$36,736
Additions, net	—	20	(25)	—	(5)
Transfer from construction work-in-progress	17	2	308	—	327
Acquisitions through business combinations	—	125	—	—	125
Disposals	—	—	—	(5)	(5)
Items recognized through OCI:
Foreign exchange	1,578	19	24	6	1,627
Items recognized through net income:
Depreciation	(395)	(250)	(286)	(22)	(953)
As at September 30, 2023	$26,339	$4,791	$6,502	$220	$37,852
Construction work-in-progress
As at December 31, 2022	$212	$497	$380	$3	$1,092
Additions	58	310	182	1	551
Transfer to property, plant and equipment	(17)	(2)	(308)	—	(327)
Items recognized through OCI:
Foreign exchange	7	9	21	—	37
As at September 30, 2023	$260	$814	$275	$4	$1,353
Total property, plant and equipment, at fair value
As at December 31, 2022(2)	$25,351	$5,372	$6,861	$244	$37,828
As at September 30, 2023(2)	$26,599	$5,605	$6,777	$224	$39,205
(1)Includes cogeneration and biomass.
(2)Includes right-of-use assets not subject to revaluation of $45 million (2022: $49 million) in our hydroelectric segment, $120 million (2022: $127 million) in our wind segment, $147 million (2022: $148 million) in our solar segment , and nil (2022: $2 million) in other.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

8. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
Effective January 1, 2022, SONIA replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. The Canadian Overnight Repo Rate Average (“CORRA”) is expected to replace CDOR after June 28, 2024.
As at September 30, 2023, the company’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on the company’s financial reporting.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2023				December 31, 2022
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	9.0	7	$6,883	$6,719	8.2	7	$6,612	$5,945
Wind	6.0	7	2,308	2,253	5.2	8	2,331	2,230
Utility-scale solar	6.0	13	3,880	3,808	5.5	13	4,041	3,926
Distributed energy & sustainable solutions	5.4	10	756	685	5.1	11	796	746
Total	7.5	9	$13,827	$13,465	6.7	9	$13,780	$12,847
Add: Unamortized premiums(3)			13				17
Less: Unamortized financing fees(3)			(70)				(82)
Less: Current portion			(1,027)				(1,299)
			$12,743				$12,416
(1)Includes $28 million (2022: $1 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $15 million (2022: $15 million) outstanding to an associate of Brookfield. Refer to Note 17 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

The following table outlines the financing and refinancing completed for the period ended September 30, 2023:

Period Closed	Region	Technology	Average Interest rate		Maturity	Carrying Value
Q2 2023	Brazil	Wind	CDI	Financing	2024	BRL $450 million ($93 million)
Q3 2023	Brazil	Wind	CDI	Financing	2047	BRL $300 million ($60 million)
Q3 2023	Colombia	Hydro	IBR	Financing	2033	COP 687 billion ($169 million)
(1) Benchmarked financings bear a variable interest at the applicable rate plus a margin.

In the second quarter of 2023, the Company extended the maturity of its $650 million credit facility associated with the United States business to mature in 2026.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

9. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2023	December 31, 2022
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$10,809	$10,680
Participating non-controlling interests – in a holding subsidiary held by the partnership	273	271
	$11,082	$10,951

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen Institutional partners	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2022	$477	$2,615	$3,061	$707	$2,159	$13	$115	$832	$701	$10,680
Net income (loss)	28	40	72	(4)	80	—	9	24	(9)	240
Other comprehensive income (loss)	(31)	34	188	30	394	3	—	4	(44)	578
Capital contributions	—	—	—	79	—	—	—	—	56	135
Disposal	(388)	—	(14)	—	—	—	—	(13)	(3)	(418)
Dividends declared	(24)	(60)	(120)	(5)	(128)	(1)	(3)	(42)	(37)	(420)
Other	27	1	(21)	2	—	—	—	(1)	6	14
As at September 30, 2023	$89	$2,630	$3,166	$809	$2,505	$15	$121	$804	$670	$10,809
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	53%	0.3%	25%	33%	0.3% - 80%

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

10. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable shares and class B shares are classified as liabilities due to their exchange and cash redemption features. As at September 30, 2023, the BEPC exchangeable shares and class B shares were remeasured to $21.74 per share to reflect the NYSE closing price of a BEP unit. Remeasurement gains or losses associated with these shares are recorded in the interim consolidated statements of income (loss).
On June 16, 2023, the company completed the issuance of 7,430,000 BEPC exchangeable shares on a bought deal basis at a price of $33.80 per Exchangeable Share for gross proceeds of $251 million. The company recorded $10 million related to transaction costs inclusive of fees paid to underwriters in Other on the interim consolidated statements of income.
During the three and nine months ended September 30, 2023, our shareholders exchanged 5,150 and 7,725 BEPC exchangeable shares, respectively for an equal number of BEP units resulting in a decrease of less than $1 million to our financial liability (2022: 3,834 and 11,918 shares, respectively resulting in a decrease of less than $1 million). During the three and nine months ended September 30, 2023, the company declared dividends of $61 million and $180 million, respectively (2022: $55 million and $165 million, respectively) on its BEPC exchangeable shares outstanding. Dividends on BEPC exchangeable shares are presented as interest expense in the interim consolidated statements of income (loss).
The following table provides a continuity schedule of outstanding BEPC exchangeable and class B shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance, as at December 31, 2022	172,218,098	165	$4,364
Share issuance	7,441,893	—	251
Share exchanges	(7,725)	—	—
Remeasurement of liability	—	—	(710)
Balance, as at September 30, 2023	179,652,266	165	$3,905
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at September 30, 2023.
As at September 30, 2023, Brookfield Corporation and its affiliates’ held a direct and indirect interest of approximately 25% of the company. Brookfield Corporation’s direct and indirect interest of 41,352,136 BEPC exchangeable shares represents approximately 23% of the company, Brookfield Reinsurance Limited’s direct interest of 3,461,699 BEPC exchangeable shares represents approximately 2% of the company, and the remaining approximate 75% is held by public investors.
In December 2022, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8,610,905 BEPC Exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should the company complete its repurchases prior to such data. There were no BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2023.

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

11. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the nine months ended September 30, 2023:

(MILLIONS)	September 30, 2023
Opening balance	$451
Investment	7
Share of net loss	(7)
Share of other comprehensive income	(2)
Dividends received	(6)
Change in basis of accounting	105
Foreign exchange translation and other	6
Ending balance	$554
On March 17, 2023, the company’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. The company retained its 22% interest in the investment and accordingly, did not receive proceeds from the sale. Subsequent to the completion of the sale, the company no longer consolidates this investment and recognized $105 million as an equity-accounted investment for its interest.

12. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Cash	$290	$433
Cash subject to restriction	185	207
Short-term deposit	38	2
	$513	$642
13. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Operations	$55	$27
Credit obligations	22	30
Development projects	—	11
Total	77	68
Less: non-current	(32)	(24)
Current	$45	$44

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

14. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Trade receivables	$482	$506
Collateral deposits(1)	286	603
Prepaids and other	124	53
Income tax receivables	65	66
Inventory	23	18
Other short-term receivables	106	75
	$1,086	$1,321
(1)Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company's risk management strategy.
The company primarily receives payments monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Operating accrued liabilities	$224	$258
Accounts payable	166	154
Interest payable on non-recourse borrowings	140	85
Income tax payable	30	74
Current portion of lease liabilities	25	26
BEPC exchangeable shares distributions payable(1)	16	14
Other	27	10
	$628	$621
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
16. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at September 30, 2023, the company had $182 million (2022: $675 million) of capital expenditure commitments of which $113 million is payable in 2023, $60 million is payable in 2024, $6 million is payable in 2025 to 2028, and $3 million thereafter.
The following table lists the assets and portfolio of assets that the Company, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at September 30, 2023:

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

Region	Technology	Capacity	Consideration	The Company’s Economic Interest	Expected Close
U.S	Integrated developer and operator of renewable power	5,900 MW of operating and under construction 6,100 MW development	$1.08 billion	25%	Q4 2023
Brazil	Wind	60 MW portfolio	R$112 million ($20 million)	22.5%	Q4 2023
An integral part of the company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Income Fund and Brookfield Global Transition Fund I. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at September 30, 2023 were $948 million (December 31, 2022: $994 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two direct and indirect wholly-owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
17. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at Secured Overnight Financing Rate (“SOFR”) plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at September 30, 2023 (December 31, 2022: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three months and nine months ended September 30, 2023 totaled nil and nil, respectively (2022: nil and less than $1 million, respectively).

The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Revenues
Power purchase and revenue agreements	$6	$7	$67	$66

Direct operating costs
Energy purchases	$(6)	$(8)	$(16)	$(20)
Energy marketing fee & other services	(1)	(3)	(7)	(10)
	$(7)	$(11)	$(23)	$(30)

Interest expense
Borrowings	$(4)	$(3)	$(14)	$(13)

Other
Interest income	$6	$2	$11	$7
Dividend income	2	—	6	—
Other related party services(1)	4	—	9	(2)

Management service agreement	$(26)	$(37)	$(94)	$(132)
(1)Includes financial instrument gain and (loss).

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2023	December 31, 2022
Current assets
Due from related parties
Amounts due from	Brookfield	$32	$41
	The partnership	922	563
	Equity-accounted investments and other	7	11
		$961	$615

Financial instrument asset	Brookfield	167	292

Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$34	$37
	The partnership	164	315
	Equity-accounted investments and other	4	12
	Brookfield Reinsurance and associates	102	$100
		$304	$464
Non-recourse borrowings	Brookfield	28	1
		$332	$465
Non-current liabilities
	Brookfield Reinsurance and associates	15	15
		$15	$15

18. SUBSEQUENT EVENTS
Subsequent to the quarter, the company together with its institutional partners, completed the acquisition of a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for approximately $1.08 billion (approximately $270 million net to the company).

Brookfield Renewable Corporation	Interim Consolidated Financial Statements and Notes	September 30, 2023

GENERAL INFORMATION
Corporate Office
250 Vesey Street
15th Floor
New York, NY, 10281
United States
Tel:  (212) 417-7000
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Randy MacEwen
Dr. Sarah Deasley
Exchange Listing
NYSE: BEPC (share unit)
TSX:    BEPC (share unit)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Corporation

bep.brookfield.com

NYSE: BEPC
TSX: BEPC.UN